September 26, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.
Washington, D.C. 20549

Attention: Patrick Gilmore

Re:                             Scientific Games Corporation (File No. 000-13063)

Form 10-K for Fiscal Year Ended December 31, 2013, Filed March 17, 2014

Dear Mr. Gilmore,

This letter confirms the telephone conversation on September 26, 2014 between your colleague Frank Knapp and Jeffrey Johnson, Vice President — Finance and Chief Accounting Officer of Scientific Games Corporation (the “Company), in which Mr. Johnson requested, and Mr. Knapp agreed, to grant the Company additional time to respond to the letter dated September 17, 2014 (the “Letter”) from the staff of the Commission relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013. We believe additional time is required to properly review the Letter and finalize the Company’s response to the Letter. I am confirming that, in accordance with Mr. Johnson’s discussion with Mr. Knapp, the Company will provide its response to the Letter no later than October 15, 2014.

If you require additional information, please telephone the undersigned at (847) 785-3760.

Very truly yours,

/s/ Scott Schweinfurth
Scott Schweinfurth
Executive Vice President and Chief Financial Officer

cc:                                Jack B. Sarno

Vice President — Worldwide Legal Affairs and Corporate Secretary, Scientific Games Corporation

Sandra L. Flow, Esq.

Cleary Gottlieb Steen and Hamilton, LLP